Consent of Independent Registered
Public Accounting Firm

The Board of Directors
Goldcorp Inc.

We consent to the use of our report, dated February 7, 2005 except as to Note 15 which is as of February 14, 2005, included in this annual report and our Comments by Auditors for U.S. readers on Canada-U.S. Reporting Differences, also dated February 7, 2005 except as to Note 15 which is as of February 14, 2005 included in this annual report on Form 40-F.

Toronto, Canada
February 7, 2005
(except as to Note 15 which is as of February 14, 2005)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.